Ms. Kathleen Collins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America

27 September 2006

Form 20-F, for the fiscal year ended 2 October 2005
Form 6-K, filed 11 August 2006
File No. 1-14872
Request for Extension for Response to the Securities and Exchange Commission letter dated 15 September 2006

Dear Ms. Collins:

We, Sappi Limited, a company incorporated under the laws of the Republic of South Africa (the “Company”), are in receipt of the comments from the Staff of the Securities and Exchange Commission (the “SEC”) in its letter dated 15 September 2006. Due to the travel schedules of our Disclosure Committee members, the Disclosure Committee is not available to convene in its entirety until the week of 2 October 2006. Accordingly, we are requesting an extension until 13 October 2006 for the Company's response to the SEC staff comment letter.

Yours faithfully,

Mr. Laurence Newman
Group Financial Controller
Sappi Limited

Direct telephone number + 27 11 407 8079, direct fax number + 27 11 403 8854
Copy to:

Kari Jin
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Mr. Eugene van As
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Mr. Mark Thompson
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Paul Michalski, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
United States of America

Mr. Michael Comber
Deloitte & Touche
Private Bag X6
Gallo Manor
2052
Republic of South Africa